

10035109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 15 2010
Washington, DC
120

SEC FILE NUMBER
8- 42582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Enterprise Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 Ameriprise Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis	MN	55474
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave K. Stewart — 612-678-4769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

220 South Sixth Street, Suite 1400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, Dave K. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Enterprise Investment Services, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2015

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Enterprise Investment Services, Inc.

Statement of Financial Condition

December 31, 2009

Contents

Ernst & Young

Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509

Tel: +1 612 343 1000
Fax: +1 612 339 1726
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
American Enterprise Investment Services, Inc.

We have audited the accompanying statement of financial condition of American Enterprise Investment Services, Inc. (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of American Enterprise Investment Services, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States.


Ernst & Young LLP

March 11, 2010

American Enterprise Investment Services, Inc.
Statement of Financial Condition
(In Thousands, Except Share Data)
December 31, 2009

Assets		
Cash and cash equivalents	$	105,821
Cash and investments segregated under federal and other regulations		1,521,018
Receivables:		
Customers		508,453
Brokers, dealers, and clearing organizations		14,978
Affiliates		7,314
Other (net of allowance of $2,402)		68,904
Securities borrowed		122,482
Accrued interest and dividends receivable		2,913
Furniture, equipment, capitalized software, and leasehold improvements (net of accumulated depreciation and amortization of $3,505)		4,572
Deposits with clearing organizations		7,443
Securities owned, at fair value		22,282
Goodwill		44,018
Other assets		4,388
Total assets	$	2,434,586
Liabilities and Stockholder's Equity		
Liabilities:		
Payables:		
Customers	$	1,894,275
Brokers, dealers, and clearing organizations		16,717
Affiliates		62,954
Bank overdrafts		71,351
Other		5,635
Securities loaned		116,140
Accrued interest and dividends payable		13,115
Accrued expenses		9,699
Securities sold, not yet purchased, at fair value		1,988
Other		1,257
Total liabilities		2,193,131
Stockholder's equity:		
Common stock, $1 par value:		
Authorized, issued and outstanding shares - 100		–
Additional paid-in capital		230,369
Retained earnings		11,086
Total stockholder's equity		241,455
Total liabilities and stockholder's equity	$	2,434,586

See accompanying notes.

American Enterprise Investment Services, Inc.
Notes to Statement of Financial Condition
December 31, 2009
(In Thousands)

1. Organization and Summary of Significant Accounting Policies

Organization

American Enterprise Investment Services, Inc. (the Company) is a wholly-owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company executes and clears trades for accounts introduced by Ameriprise Financial Services, Inc. (AFSI), an affiliated company. The Company also executes trades for the RiverSource Funds and other affiliates. The Company is a clearing broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), New York Stock Exchange (NYSE) and the Securities Investor Protection Corporation (SIPC).

On October 5, 2009, the clearing operations of Ameriprise Advisor Services, Inc. (AASI), an affiliated company, were merged into the Company and AASI was subsequently deregistered and terminated. The transaction was accounted for similar to a pooling of interests as both companies were under common ownership of the Parent since the November 1, 2008 acquisition of AASI. All financial information is presented as if AASI's clearing operations were merged into the Company on November 1, 2008. This statement of financial condition reflects the assets and liabilities assumed in the merger as of January 1, 2009, consisting of:

Cash and cash equivalents	$ 16,307
Cash segregated under federal regulations	410,000
Receivables	256,995
Goodwill	43,082
Other	41,647
Total Assets	$ 768,031
Payables	$ 599,420
Other	32,006
Total Liabilities	631,426
Additional paid-in capital	135,470
Retained Earnings	1,135
Total stockholder's equity	136,605
Total liabilities and stockholder's equity	$ 768,031

Significant Accounting Policies

Basis of Financial Statement Preparation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as liquid or readily marketable investments with original maturities of 90 days or less.

Securities Borrowed and Loaned

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on securities borrowed and loaned and the related amounts are included in accrued interest and dividends receivable and payable in the statement of financial condition.

Fixed Assets

Furniture, equipment, capitalized software and leasehold improvements are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of three to ten years.

Goodwill

Goodwill represents the amount of an acquired company's acquisition cost in excess of the fair value of assets acquired and liabilities assumed. The Company evaluates goodwill for impairment annually on the measurement date of July 1 and whenever events and circumstances indicate that impairment may have occurred. In determining whether impairment has occurred, the Company uses a combination of the market approach and the discounted cash flow method, a variation of the income approach. For the year ended December 31, 2009 the test did not indicate impairment.

Deposits With Clearing Organizations

Deposits with clearing organizations are carried at cost which approximates fair value.

(In Thousands)

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Measuring Liabilities at Fair Value

In August 2009, the FASB updated the accounting standards to provide additional guidance on estimating the fair value of a liability in a hypothetical transaction where the liability is transferred to a market participant. The standard is effective for the first reporting period, including interim periods, beginning after issuance. The Company adopted the standard in 2009. The adoption did not have any effect on the Company's statement of financial condition.

The Hierarchy of GAAP

In June 2009, the FASB established the FASB Accounting Standards Codification ("Codification") as the single source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with GAAP. The Codification supersedes existing non-grandfathered, non-SEC accounting and reporting standards. The Codification did not change GAAP but rather organized it into a hierarchy where all guidance within the Codification carries an equal level of authority. The Codification became effective on July 1, 2009. The Codification did not have a material effect on the Company's statement of financial condition.

Subsequent Events

In May 2009, the FASB updated the accounting standards on the recognition and disclosure of subsequent events. The standard is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The Company adopted the standard in 2009. The adoption did not have a material effect on the Company's statement of financial condition. See note 13 for the required disclosure.

Fair Value

In April 2009, the FASB updated the accounting standards to provide guidance on estimating the fair value of a financial asset or liability when the trade volume and level of activity for the asset or liability have significantly decreased relative to historical levels. The standard requires entities to disclose the inputs and valuation techniques used to measure fair value and any changes in valuation inputs or techniques. In addition, debt and equity securities as defined by GAAP shall be disclosed by major category. This standard is effective for annual reporting periods ending after June 15, 2009 and is to be applied prospectively. The Company adopted the standard in 2009. The adoption did not have a material effect on the Company's statement of financial condition.

Future Adoption of New Accounting Standards

Accounting for Transfers of Financial Assets

In June 2009, the FASB updated the accounting standards related to accounting for transfers of financial assets. The standard improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. The standard is effective for interim and annual reporting periods beginning after November 15,

(In Thousands)

2009, with early adoption prohibited, and must be applied to transfers of financial assets occurring on or after the effective date. The adoption of the standard is not expected to have a material effect on the Company's statement of financial condition.

3. Cash and Investments Segregated Under Federal and Other Regulations

Cash and Investments Segregated Under Federal and Other Regulations of $1,499,273 have been segregated for the benefit of customers under Rule 15c3-3 of the SEC and $21,745 has been segregated for other regulations. The total balance of $1,521,018 is comprised of $1,226,147 of cash and $294,871 of investments. These investments consist of government sponsored or guaranteed securities and are carried at fair value.

4. Customer Receivables and Payables

Customer receivables include amounts due in cash and margin transactions. Customer receivables are primarily collateralized by securities with market values in excess of the amounts due. At December 31, 2009, less than 1% of receivables from customers are unsecured. The Company establishes allowances for any potential losses based upon an evaluation of customer accounts. In addition, appropriate deductions are made in the Company's net capital computation. It is the policy of the Company to monitor the market value of the collateral and to request additional collateral when necessary. Such collateral is not reflected in the accompanying statement of financial condition.

Customer payables represent free credit balances, funds deposited by customers and funds accruing to customers as a result of trades or contracts.

The components of receivables from and payables to customers as of December 31, 2009, are as follows:

Receivables:	
Margin loans	$ 468,821
Other client receivables	39,632
	$ 508,453
Payables:	
Free credit balances	$ 1,782,774
Other client payables	111,501
	$ 1,894,275

(In Thousands)

5. Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

The components of receivables from and payables to brokers, dealers, and clearing organizations as of December 31, 2009, are as follows:

Receivables:		
Securities failed to deliver	$	5,877
Funds due from clearing organizations and other financial institutions		9,101
	$	14,978
Payables:		
Securities failed to receive	$	6,251
Funds due to other financial institutions		10,466
	$	16,717

Broker receivables and payables arise primarily from securities transactions executed by the Company for AFSI customers, RiverSource Funds and other affiliates. Broker receivables are generally collected within 30 days and are collateralized by securities in physical possession, on deposit, or receivable from customers or other brokers.

Broker payables represent amounts due upon the receipt of securities. Should the broker or clearing organization fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2009, approximates the amounts owed.

The Company monitors the credit standing of each broker or clearing organization with which it conducts business. In addition, the Company monitors the market value of collateral held. It is the policy of the Company to request and receive additional collateral when required.

6. Securities Owned and Securities Sold, Not Yet Purchased

As of December 31, 2009, securities owned by the Company and securities sold, not yet purchased by the Company were $22,282 and $1,988, respectively. Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. Securities owned and securities sold, not yet purchased are the result of temporary holdings based on adjustments made for client trading. Most holdings are equity and mutual fund positions.

7. Fair Values of Assets and Liabilities

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 – Prices or valuation based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Investments Segregated Under Federal Regulations and Securities Owned

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Level 1 securities include U.S. Treasuries and seed money in funds traded in active markets. Level 2 securities include agency mortgage-backed securities, asset-backed securities, municipal and corporate bonds, U.S. and foreign government and agency securities, and seed money and other investments in certain hedge funds.

Liabilities

Securities Sold, Not Yet Purchased

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Level 1 securities include U.S. Treasuries and seed money in funds traded in active markets. Level 2 securities include agency mortgage-backed securities, asset-backed securities, municipal and corporate bonds, U.S. and foreign government and agency securities, and seed money and other investments in certain hedge funds.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2009			
	Level 1	Level 2	Level 3	Total
		(in thousands)		
Assets				
Investments segregated under federal obligations	$ —	$ 294,871	$ —	$ 294,871
Certificates of deposit	—	558	—	558
Government securities and agencies	—	1,556	—	1,556
State and municipal obligations	—	2,709	—	2,709
Corporate obligations	—	2,460	—	2,460
Money market funds	—	13,266	—	13,266
Other securities	1,664	69	—	1,733
Total assets at fair value	$ 1,664	$ 315,489	$ —	$ 317,153
Liabilities				
Securities sold, not yet purchased	$ (110)	$ (1,878)	$ —	$ (1,988)
Total liabilities at fair value	$ (110)	$ (1,878)	$ —	$ (1,988)

During the reporting period, there were no material assets or liabilities measured at fair value on a nonrecurring basis.

Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers and clearing organizations; securities borrowed; securities loaned; deposits with clearing organizations; and amounts receivable from and payable to affiliates and customers. These financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, are carried at amounts which are a reasonable estimate of fair value.

8. Financing Activities

The Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to cover losses that customers incur, or contra brokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company enters into securities borrowing transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral be deposited with or returned by the Company when deemed necessary.

In the normal course of business, the Company obtains securities under resale, securities borrowed and custody agreements on terms which permit it to pledge or resell the securities to others. At December 31, 2009, the Company obtained securities with a fair value of approximately $993,650 on such terms, for which $262,854 have been either pledged or otherwise transferred to others in connection with the Company's financing activities.

9. Related-Party Transactions

The Company receives certain support services from the Parent. Additionally, the Company pays referral fees to AFSI for introducing client trades to the Company.

The Company earns clearing fees related to ongoing services for customer accounts introduced by AFSI. Additionally, the Company earns clearing fee revenues from various affiliates, including RiverSource Service Corporation for networking and subaccounting fees primarily related to services performed on behalf of RiverSource mutual funds for the management of customer books and records.

The Company's clients receive banking services through a partnership with an affiliate, Ameriprise Bank, FSB (Ameriprise Bank). Banking services provided to clients by Ameriprise Bank include checking, debit card, savings and similar deposit products.

The Company maintains a revolving line of credit with the Parent of up to $250 million. At December 31, 2009, the Company had drawn $40 million on this line of credit, which is reflected in payables to affiliates in the statement of financial condition. This line of credit bears an interest rate of LIBOR plus 28 basis points.

(In Thousands)

The Company participates in the Parent's Retirement Plan (the Plan), which covers all permanent employees age 21 and over who have met certain employment requirements. The Plan includes a cash balance formula and a lump sum distribution option. Pension benefit contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act (ERISA).

The Company participates in defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company also participates in defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees. The plans include participant contributions and service related eligibility requirements.

The Company participates in the Parent's Ameriprise Financial 2005 Incentive Compensation Plan (incentive awards). Employees are eligible to receive incentive awards including stock options, restricted stock awards, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction. The grant date fair value of restricted stock awards are paid in cash by the Company to the Parent creating a prepaid expense asset. The prepaid asset is then amortized as the awards vest.

10. Net Capital Provisions

As a registered broker/dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1).

The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to 2% of aggregate customer-related debit items, as defined (or $250, if greater).

At December 31, 2009, the Company's net capital was $132,833 or 23% of aggregate debit balances, and $121,271 in excess of required net capital. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

11. Income Taxes

The Company files an income tax return with the Parent which includes the Parent and all of its non-life insurance subsidiaries. The provision for current income taxes is determined on a separate entity basis, except that any benefit for losses is recognized only to the extent that they can be utilized in the consolidated return. It is the policy of the Parent to reimburse subsidiaries for any current tax benefits recognized. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. State taxes are allocated to subsidiaries based on apportionment factors.

The Company had a payable to the Parent for federal income taxes of $4,576 at December 31, 2009, which is included in payable to affiliates in the statement of financial condition.

(In Thousands)

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2009 are as follows:

	2009
Deferred income tax assets:	
Deferred compensation and bonuses	$ 1,668
State income taxes	286
Other	164
Total deferred income tax assets	2,118
Deferred income tax liabilities:	
Internally developed software	(1,745)
State income taxes	(842)
Unrealized gain/loss on available for sale securities	(788)
Total deferred income tax liabilities	(3,375)
Net deferred income tax liability	$ (1,257)

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the income tax provision. There were no interest or penalties accrued for unrecognized tax benefits as of January 1, 2009 and December 31, 2009.

12. Commitments and Contingencies

From time to time in the normal course of business, the Company is named as a defendant in lawsuits, arbitration and administrative claims. There are currently no matters that management believes could have a material adverse impact on the financial condition of the Company. In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, any reserves related to these guarantees are not estimable, and the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no reserves have been recorded in relation to these guarantees.

13. Subsequent Events

The Company has evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure. No events or transactions were identified requiring further recognition or disclosure.

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STATEMENT OF FINANCIAL CONDITION

American Enterprise Investment Services, Inc.
December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

